EXHIBIT 21
SUBSIDIARIES OF THE REGISTRANT

SUBSIDIARY NAME	JURISDICTION OF ORGANIZATION	DOING BUSINESS AS
Curis Securities Corporation	Massachusetts	Curis Securities Corporation
Curis Royalty LLC	Delaware	Curis Royalty LLC
Curis Pharmaceuticals (Shanghai) Co., Ltd.	Shanghai, China	Curis Shanghai